VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of January 8, 2019 (the “Effective Date”), by and among RMS Shareholder, LLC, a Delaware limited liability company (“RMS Shareholder”), Medovex Corp., a Nevada corporation (the “Company”), and the holders of the Company’s Common Stock listed on the Schedule of Stockholders attached as Exhibit A.

RECITALS

WHEREAS, RMS Stockholder and the Company, among others, are parties to that certain Asset Purchase Agreement dated October 15, 2018 (as amended, the “Purchase Agreement”);

WHEREAS, the Purchase Agreement provides that as of the Closing Date, RMS Shareholder and the holders of at least 30% of the Common Stock (collectively with RMS Shareholder, the “Stockholders” and individually, a “Stockholder”) will enter into this Agreement, agreeing to vote in favor of (a) the authorization of additional shares of Common Stock of no less than the amount needed for Medovex to issue Common Stock upon the conversion of all outstanding securities convertible into Common Stock, including, without limitation, the Series C Preferred Stock, and (b) the directors for Medovex in accordance with Section 6.11 of the Purchase Agreement;

WHEREAS, Section 6.11 of the Purchase Agreement provides that, on the Closing Date, the Board of Directors of Company will consist of Michael Yurkowsy, Raymond Monteleone, and William Horne; and

WHEREAS, the Stockholders and the Company agree that this Agreement shall govern the terms and conditions pursuant to which the Stockholders will vote their shares of the Company’s Common Stock, Series B Preferred Stock, and Series C Preferred Stock (collectively, “Voting Shares”) in the manner provided for in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained in this Agreement, and intending to be legally bound, the parties agree as follows:

1. Definitions. If a term is capitalized in this Agreement but not defined, then it has the meaning given to it in the Purchase Agreement.

2. Obligations to Vote Voting Shares. Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to:

(a) reduce the size of the Board to three (3) directors;

(b) elect as directors, three (3) members of the Board, who shall be Michael Yurkowsy, Raymond Monteleone and William Horne; and

(c) increase the number of authorized shares of Common Stock to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock, including the Exchange Shares, outstanding as of the date of this Agreement.

3. Term. This Agreement shall commence on the Effective Date, and shall terminate automatically without the need for further act or documentation, on the date following the date that both (a) the requirements set forth in Section 2(c) are satisfied, and (b) all of the Exchange Shares are converted into shares of Common Stock.

4. Miscellaneous.

4.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in all respects in accordance with laws of the State of Nevada without regard to its choice of laws principles.

4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed electronic mail or confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to the Company shall be sent to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at 3060 Royal Blvd South, Suite 150, Alpharetta, GA 30022, or at such other current address as the Company shall have furnished to the shareholders, with a copy (which shall not constitute notice) to Arthur Marcus, Sichenzia Ross Ference LLP, 1185 Avenue of the Americas, 37th Floor, New York, NY, 10036. All communications to the Stockholders shall be sent to each Stockholder’s address as set forth beneath its signature or its name on Exhibit A, as applicable, or at such other address as the relevant recipient may designate pursuant to the provisions of this Section 4.6.

4.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the holders of at least a majority of the then-outstanding Voting Shares held by the Stockholders.

4.7 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible and such invalidity, illegality or unenforceability will not affect any other provision of this Agreement. In such event, the parties shall negotiate, in good faith, a legal, valid and enforceable substitute provision which most nearly effects the intent of the parties in entering into this Agreement.

4.8 Entire Agreement. This Agreement (including all schedules and exhibits attached hereto, if any) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof and supersedes all other agreements of the parties to the extent such agreements relate to the subject matter hereof.

4.9 Electronic and Facsimile Signatures. Any signature page delivered electronically or by facsimile (including without limitation transmission by .pdf or other fixed image form) shall be binding to the same extent as an original signature page.

[SIGNATURES FOLLOW ON THE NEXT PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

COMPANY:

MEDOVEX CORP.,
a Nevada Corporation

By:
Name:	Charles Farrahar
Title:	Chief Financial Officer

Address:

[COMPANY SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

RMS SHAREHOLDER:

RMS SHAREHOLDER, LLC,
a Delaware limited liability company

By:
Name:	James St. Louis
Title:	CEO and Manager

Address:

[RMS SHAREHOLDER SIGNATURE PAGE TO VOTING AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

ADDITIONAL STOCKHOLDERS:

Name of Key Holder (if an entity)

By:
Sign your name
Name:
Print your name
Title:
If an entity, please provide your title with the entity.

Address:

Phone:
Fax:
Email:

[KEY HOLDER SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A

STOCKHOLDERS

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